Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2012

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

		Mar. 31,	Dec. 31,
	Note	2012	2011
Assets
Current assets
Cash and cash equivalents		$770,704	$899,077
Trade and other receivables	7	87,870	40,309
Inventories	8	74,022	77,150
Prepaid expenses and other current assets		14,945	13,964
Other financial assets	9	1,656	3,112
Taxes receivable		12,477	4,352
		961,674	1,037,964
Prepaid expenses		1,060	1,227
Inventories	8	5,958	5,721
Receivables	7	8,321	5,212
Other financial assets	9	100,848	102,193
Intangible assets		12,380	11,872
Property, plant and equipment	10	1,316,744	1,203,045
Goodwill		66,938	68,246
Deferred tax assets	14b	13,472	13,340
		$2,487,395	$2,448,820
Liabilities
Current liabilities
Trade and other payables		$167,637	$163,187
Taxes payable		1,219	17,413
Other financial liabilities	12	45,106	1,159
Other liabilities	11	21,138	14,500
		235,100	196,259
Other financial liabilities	12	19,816	—
Provisions	13	142,239	147,304
Other employee benefits		103,905	100,236
Deferred tax liabilities	14b	194,784	189,663
		695,844	633,462
Equity
Share capital	15b	1,020,243	1,020,126
Reserves		40,490	55,097
Retained earnings		729,869	737,940
Equity attributable to owners of the Company		1,790,602	1,813,163
Non-controlling interests	18	949	2,195
		1,791,551	1,815,358
		$2,487,395	$2,448,820

Commitments and contingencies (note 20)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended
		March 31
	Note	2012	2011
Revenue	6a	$187,038	$177,345

Cost of sales
Mine operating costs		112,453	94,871
Depreciation and amortization	6b	18,835	24,450
		131,288	119,321
Gross profit		55,750	58,024

Selling and administrative expenses		10,159	12,374
Exploration and evaluation		12,759	9,708
Other operating income		(197)	(311)
Other operating expenses	6d	1,319	2,237
		31,710	34,016
Finance income	6e	(2,049)	(2,331)
Finance expenses	6e	1,518	1,542
Other finance losses	6e	7,662	434
Net finance loss (income)		7,131	(355)

Profit before tax		24,579	34,371
Tax expense	14a	16,609	18,501

Profit from continuing operations		7,970	15,870
Loss from discontinued operations (net of taxes)	5	—	(783)

Profit for the period		$7,970	$15,087

Attributable to:
Owners of the Company		$9,124	$16,793
Non-controlling interests		(1,154)	(1,706)

Profit for the period		$7,970	$15,087

Earnings per share - basic and diluted:	16
Profit from continuing operations		$0.05	$0.11
Loss from discontinued operations		—	—
Profit for the period		$0.05	$0.11

Weighted average number of common shares outstanding (note 16):
Basic		171,912,598	156,008,830
Diluted		172,306,097	156,779,059

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended
	March 31
	2012	2011

Profit for the period	$7,970	$15,087

Other comprehensive (loss) income (note 17):
Recognized directly in equity:
Net exchange loss on translation of foreign operations	(10,046)	(10,744)
Effective portion of change in fair value of cash flow hedges	(1,010)	1,990
Change in fair value of available-for-sale financial assets	(6,213)	9,287
Tax effect	270	(1,737)
	(16,999)	(1,204)
Transferred to income statements:
Change in fair value of cash flow hedges	(657)	103
Change in fair value of available-for-sale financial assets	2,560	(1,220)
Tax effect	165	108
	2,068	(1,009)
Total other comprehensive loss for the period (net of tax)	(14,931)	(2,213)

Total comprehensive (loss) income for the period	$(6,961)	$12,874
Attributable to:
Owners of the Company	(5,715)	14,517
Non-controlling interests	(1,246)	(1,643)

Total comprehensive (loss) income for the period	$(6,961)	$12,874

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, January 1, 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819
Total comprehensive income (loss) for the period:
Profit (loss)	—	—	—	—	—	16,793	16,793	(1,706)	15,087
Other comprehensive (loss) income (note 17)	—	—	(10,807)	7,048	1,483	—	(2,276)	63	(2,213)
Total comprehensive income (loss)	—	—	(10,807)	7,048	1,483	16,793	14,517	(1,643)	12,874
Contributions by and distributions to owners
Shares issued on acquisition	345,119	—	—	—	—	—	345,119	—	345,119
Share issue costs	(239)	—	—	—	—	—	(239)	—	(239)
Share-based payment expense	—	683	—	—	—	—	683	—	683
Stock options exercised	33	(7)	—	—	—	—	26	—	26
Dividends	—	—	—	—	—	(17,152)	(17,152)	—	(17,152)
Total contributions by and distributions to owners	344,913	676	—	—	—	(17,152)	328,437	—	328,437
Change in ownership interests in subsidiaries that do not result in a loss of control	24,758	—	—	—	—	(3,807)	20,951	8,121	29,072
Balance, March 31, 2011	1,011,832	24,531	(25,551)	50,613	(421)	927,298	1,988,302	15,900	2,004,202
Total comprehensive income (loss) for the period:
Profit (loss)	—	—	—	—	—	(170,690)	(170,690)	(7,987)	(178,677)
Other comprehensive (loss) income	—	—	46,912	(44,452)	2,239	—	4,699	41	4,740
Total comprehensive (loss) income	—	—	46,912	(44,452)	2,239	(170,690)	(165,991)	(7,946)	(173,937)
Contributions by and distributions to owners
Share-based payment expense	—	1,282	—	—	—	—	1,282	—	1,282
Stock options exercised	183	(56)	—	—	—	—	127	—	127
Dividends	—	—	—	—	—	(17,194)	(17,194)	—	(17,194)
Total contributions by and distributions to owners	183	1,226	—	—	—	(17,194)	(15,785)	—	(15,785)
Change in ownership interests in subsidiaries that do not result in a loss of control	8,111	—	—	—	—	(1,474)	6,637	(5,759)	878
Balance, December 31, 2011	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balance, January 1, 2012	$1,020,126	$25,757	$21,361	$6,161	$1,818	$737,940	$1,813,163	$2,195	$1,815,358
Total comprehensive income (loss) for the period:
Profit (loss)	—	—	—	—	—	9,124	9,124	(1,154)	7,970
Other comprehensive loss (note 17)	—	—	(9,954)	(3,653)	(1,232)	—	(14,839)	(92)	(14,931)
Total comprehensive income (loss)	—	—	(9,954)	(3,653)	(1,232)	9,124	(5,715)	(1,246)	(6,961)
Contributions by and distributions to owners
Share-based payment expense	—	265	—	—	—	—	265	—	265
Stock options exercised	117	(33)	—	—	—	—	84	—	84
Dividends	—	—	—	—	—	(17,195)	(17,195)	—	(17,195)
Total contributions by and distributions to owners	117	232	—	—	—	(17,195)	(16,846)	—	(16,846)
Balance, March 31, 2012	$1,020,243	$25,989	$11,407	$2,508	$586	$729,869	$1,790,602	$949	$1,791,551

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended
		March 31
	Note	2012	2011
Cash generated from (used in) operating activities:
Profit for the period		$7,970	$15,087
Loss from discontinued operations		—	(783)
Profit from continuing operations		7,970	15,870
Tax expense	14a	16,609	18,501
Items not affecting cash:
Depreciation and amortization	6b	19,031	24,559
Share-based payment expense	6c	1,674	848
Net finance income		(531)	(789)
Change in fair value of derivatives		431	(543)
Change in taxes receivable/payable		22,851	38,369
Items reclassified from other comprehensive income		(657)	(1,117)
Impairment losses	6e	5,256	—
Gain on disposition		13	350
Other		1,175	(975)
Operating finance fees paid		(15)	—
Operating cash flows of discontinued operations		—	(355)
Taxes paid		(31,560)	(52,854)
Operating cash flows before change in non-cash working capital		42,247	41,864
Change in non-cash working capital	21	(70,520)	(49,207)
		(28,273)	(7,343)
Cash generated from (used in) investing activities:
Interest received		2,038	2,664
Acquisition of property, plant and equipment		(77,664)	(40,037)
Acquisition of intangible assets		(835)	(1,781)
Acquisition of investments		(5,096)	(27,635)
Acquisition of subsidiary, net of cash acquired		—	(94,856)
Release of restricted cash		—	277
Acquisition of non-controlling interests		—	(9,156)
Investing cash flows of discontinued operations		—	(3,768)
Peruvian sales tax paid on capital expenditures		(3,221)	—
		(84,778)	(174,292)
Cash generated from (used in) financing activities:
Repurchase of common shares		—	(237)
Proceeds from exercise of stock options		78	25
Dividends paid	15	(17,195)	(17,152)
		(17,117)	(17,364)

Effect of movement in exchange rates on cash and cash equivalents		1,795	(1,363)
Net decrease in cash and cash equivalents		(128,373)	(200,362)
Cash and cash equivalents, beginning of period		899,077	901,693
Cash and cash equivalents, end of period		$770,704	$701,331

For supplemental information, see note 21.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

1.                   Reporting entity

HudBay Minerals Inc. (the “Company”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2012 represent the financial position and results of operations of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing and Sales Inc. (“HMS”), HudBay Peru Inc. (“Hudbay Peru”) (previously named Norsemont Mining Inc.), HudBay Peru S.A.C., HudBay Michigan Inc. and HudBay Metal Marketing Inc. (“HMMI”).

Hudbay is a Canadian integrated mining company with shares listed under the symbol “HBM” on the Toronto and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal, and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan and a copper project in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)               Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved these condensed consolidated interim financial statements on May 9, 2012.

(b)               Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

(c)               Use of judgment:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgments, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period.

Significant areas requiring management judgment include acquisition method accounting; taxes; in process inventory quantities and provision for inventory obsolescence; property, plant and equipment, including cost allocations for mine development, mining properties expenditures capitalized, determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment, and componentization; assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; and, recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; and determination of functional currency.

(d)               Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management to make estimates and assumptions include estimating mineral reserves and resources; acquisition method accounting; estimates of fair value of financial instruments; taxes; in-process inventory quantities and provision for inventory obsolescence; property, plant and equipment, including units-of-production depreciation, estimated useful lives and residual values of property, plant and equipment and finite life intangible assets, assessment of impairment, including the determination of recoverable amount; pensions and other employee benefits; decommissioning, restoration and similar liabilities; contingent liabilities; and assaying used to determine revenue.

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2011.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

As required by the IASB, effective January 1, 2012 the Group adopted the following amendments to IFRS:

Amendments to IAS 12 Deferred Tax: Recovery of Underlying Assets

This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3, Business Combinations assuming the acquirer subsequently measures these assets applying the fair value model. The Group’s adoption of these amendments had no material effect on its consolidated financial statements.

Amendments to IFRS 7 Disclosures — Transfers of Financial Assets

This amendment requires disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities and to evaluate the nature of, and risks associated with, the entity’s continuing involvement in derecognized financial assets. The Group’s adoption of this amendment had no effect on its consolidated financial statements.

4.                   New standards and interpretations not yet adopted

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets and financial liabilities. The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements, carries forward the existing accounting requirements for separate financial statements and provides a single model to be applied in the control analysis for all investees. The Group intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 10 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the adoption of IFRS 11 to have a material effect on its consolidated financial statements based on its current facts and circumstances.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group intends to adopt IFRS 12 in its financial statements for the annual period beginning on January 1, 2013. The Group will provide additional disclosures as required and does not otherwise expect the adoption of IFRS 12 to have a material effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The Group intends to adopt IFRS 13 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of IFRS 13 on its consolidated financial statements.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group intends to adopt IAS 28 in its financial statements for the annual period beginning on January 1, 2013. The Group does not expect the amendments to have a material effect on its consolidated financial statements based on the current facts and circumstances.

•                       Amendments to IAS 32 Offsetting Financial Assets and Liabilities - this amendment clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of IAS 32 on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of IFRS 7 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of OCI that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group intends to adopt IAS 1 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

•                       IAS 19 Employee Benefits - this amended version of the standard revises certain aspects of the accounting for pension plans and other benefits. The Group intends to adopt IAS 19 in its financial statements for the annual period beginning on January 1, 2013. The Group has not yet determined the effect of adoption of the amendments on its consolidated financial statements.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group intends to adopt IFRIC 20 in its financial statements for the annual period beginning on January 1, 2013. IFRIC 20 does not currently impact the consolidated financial statements as the Group does not have any surface mines.

5.                   Discontinued operations

On September 9, 2011, Hudbay sold its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group. Hudbay acquired the Fenix project in August 2008, through our acquisition of all of the issued and outstanding common shares of HMI Nickel Inc. (formerly Skye Resources Inc.). Pursuant to the terms of our agreement with the Solway Group, the Group received US$140 million in cash at closing and, if Solway successfully develops the project and certain conditions are satisfied, will receive an additional US$30 million upon the occurrence of such events. The Group has presented the results of the Fenix project as discontinued operations for the comparative period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

6.                   Revenue and expenses

(a)               Revenue:

The Group’s revenue by significant product types:

	Three months ended
	March 31
	2012	2011
Copper	$96,749	$77,936
Zinc	56,280	41,745
Gold	33,483	17,749
Silver	6,226	4,140
Zinc oxide	—	24,804
Other	1,270	16,393
	194,008	182,767
Less: treatment and refining charges	(6,970)	(5,422)
	$187,038	$177,345

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges. For the three months ended March 31, 2012, revenues from zinc sales include gains of $657 (three months ended March 31, 2011 — losses of $103) from the hedging reserve (notes 17 and 19b).

(b)               Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets - computer software are reflected in the income statements as follows:

	Three months ended
	March 31
	2012	2011
Total depreciation and amortization presented in:
Cost of sales	$18,835	$24,450
Selling and administrative expenses	196	109
	$19,031	$24,559

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

(c)               Share-based payment and expense

				Total
	Equity-settled			share-based
	Stock	Cash-settled		payment
	Options	RSUs	DSUs	expense
Three months ended March 31, 2012
Share-based payment expense presented in:
Cost of sales	$—	$334	$—	$334
Selling and administrative expenses	265	551	462	1,278
Other operating expenses	—	49	—	49
Exploration and evaluation	—	13	—	13
	$265	$947	$462	$1,674
Three months ended March 31, 2011
Share-based payment expense presented in:
Cost of sales	$16	$101	$—	$117
Selling and administrative expenses	667	219	(157)	729
Other operating expenses	—	2	—	2
	$683	$322	$(157)	$848

(d)               Other operating expenses

	Three months ended
	March 31
	2012	2011
Cost of non-producing properties	$1,288	$2,229
Other	31	8
	$1,319	$2,237

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

(e)               Finance income and expenses

	Three months ended
	March 31
	2012	2011
Finance income
Interest income on cash and cash equivalents	$(2,049)	$(2,320)
Other finance income	—	(11)
	(2,049)	(2,331)
Finance expense
Other finance expense	753	692
Unwinding of discounts on provisions	765	850
	1,518	1,542
Other finance (gains) losses
Net foreign exchange losses	$2,542	$2,455
Gain on effective cash flow hedges	(200)	(73)
Change in fair value of financial assets at FVTPL
Classified as held-for-trading	64	153
Remeasurement to fair value of existing interest in Hudbay Peru:
Recognized in the income statements	—	(881)
Reclassified from equity (note 17)	—	(1,220)
Net loss from impairment of receivable	2,696	—
Net loss reclassified from equity on impairment of available-for-sale investments (notes 9 and 17)	2,560	—
	7,662	434
Net finance expense	$7,131	$(355)

During the three months ended March 31, 2012, the Group recognized an impairment loss of $2,696 related to a non-trade receivable as well as an impairment loss of $2,560 on available-for-sale investments, most of which related to the same company. Management does not expect subsequent recovery of these amounts.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

7.                   Trade and other receivables

	Mar. 31, 2012	Dec. 31, 2011
Current
Trade receivables	$78,344	$27,405
Embedded derivatives - provisional pricing	2,000	(1,407)
Statutory receivables	5,561	8,325
Other receivables	1,965	6,063
	87,870	40,386
Less: allowance for bad debts	—	(77)
	87,870	40,309
Non-current
Statutory receivables - Peruvian sales tax	8,321	5,212
Total	$96,191	$45,521

8.                   Inventories

	Mar. 31, 2012	Dec. 31, 2011
Current
Work in progress	$6,203	$4,362
Finished goods	53,072	58,730
Materials and supplies	14,747	14,058
	74,022	77,150
Non-current
Materials and supplies	5,958	5,721
Total	$79,980	$82,871

During the three months ended March 31, 2012, the Group recognized an expense of $3,368 (three months ended March 31, 2011 - nil) in cost of sales related to a write-down of the carrying value of zinc inventories to net realizable value.

The cost of inventories recognized as an expense and included in cost of sales amounted to $91,774 (three months ended March 31, 2011 - $81,972).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

9.                   Other financial assets

	Mar. 31, 2012	Dec. 31, 2011
Current
Derivative assets	$1,656	$3,112

Non-current
Available-for-sale investments	96,131	98,279
Investments at FVTPL	3,057	2,090
Derivative assets	—	132
Restricted cash	1,660	1,692
	100,848	102,193
	$102,504	$105,305

Derivative assets

Derivative assets consist of cash flow hedges and non-hedge derivatives. See note 19b for further descriptions of the Group’s non-hedge derivative and cash flow hedges.

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded.

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at March 31, 2012, the Group had outstanding letters of credit in the amount of $61,954 (December 31, 2011 - $61,954).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

10.            Property, plant and equipment

		Accumulated
		depreciation and	Carrying
Mar. 31, 2012	Cost	amortization	amount

Exploration and evaluation assets	$36,395	$—	$36,395
Capital works in progress (note 12)	911,085	(381)	910,704
Mine development	383,830	(315,091)	68,739
Plant and equipment	579,200	(278,294)	300,906
	$1,910,510	$(593,766)	$1,316,744

		Accumulated
		depreciation and	Carrying
Dec. 31, 2011	Cost	amortization	amount

Exploration and evaluation assets	$36,994	$—	$36,994
Capital works in progress	786,844	(312)	786,532
Mine development	378,335	(308,235)	70,100
Plant and equipment	576,898	(267,479)	309,419
	$1,779,071	$(576,026)	$1,203,045

The Group determined that the Reed copper project reached the end of the exploration and evaluation phase as at March 31, 2012. At that time, the Group had completed a pre-feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the project will be developed into a mine. As at March 31, 2012, the carrying value of the Group’s exploration and evaluation asset related to the Reed copper project was $3,743, consisting of the original acquisition cost under an option agreement. Effective April 1, 2012, this carrying value will be reclassified to capital works in progress, and future costs to develop the project will be capitalized.

11.            Other liabilities

	Mar. 31, 2012	Dec. 31, 2011
Current portion of Pension obligations	$11,153	$6,553
Other employee benefits	3,533	3,513
Provisions (note 13)	6,452	4,434
	$21,138	$14,500

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

12.            Other financial liabilities

In March 2012, Hudbay entered into two agreements with communities near the Constancia project in Peru pursuant to which Hudbay acquired rights to extract minerals over the useful life of the Constancia project. The Group recognized a liability of $63,910 and recognized a corresponding asset, which has been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. This amount represents the fair value of the financial liability upon initial recognition, which the Group determined using a discounted cash flow analysis based on expected cash flows and a credit-adjusted discount rate. In making this determination, the Group applied estimates in determining the appropriate discount rate, as well as the timing and amount of future cash flows under the agreements, which extend for a minimum of fifteen years. Subsequent measurement of the liability will be at amortized cost using the effective interest method.

	Mar. 31, 2012	Dec. 31, 2011
Current
Derivative liabilities	$1,012	$1,159
Other financial liabilities at amortized cost	44,094	—
	45,106	1,159
Non-current
Other financial liabilities at amortized cost	19,816	—
	$64,922	$1,159

13.            Provisions

	Decommissoning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Reflected in the balance sheets as follows:
Mar. 31, 2012
Current (note 11)	$1,526	$2,876	$1,546	$504	$6,452
Non-current	140,093	—	2,146	—	142,239
	$141,619	$2,876	$3,692	$504	$148,691
Dec. 31, 2011
Current (note 11)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect the changes in discount rates, which can significantly affect the liability.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

14.            Income and mining taxes

(a)               Tax expense:

	Three months ended
	March 31
	2012	2011
Tax expense applicable to:
Current:
Taxable income	$2,233	$7,385
Taxable mining profits	6,475	7,100
	8,708	14,485
Deferred:
Income taxes - origination and reversal of temporary differences	7,897	4,084
Canadian mining taxes - origination and reversal of temporary differences	4	450
Benefit arising from previously unrecognized tax loss, or temporary differences	—	(518)
	7,901	4,016
Tax expense	$16,609	$18,501

(b)               Deferred tax assets and liabilities as represented on the balance sheets:

	Mar. 31, 2012	Dec. 31, 2011
Deferred income tax asset	$12,413	$12,277
Deferred mining tax asset - Canada	1,059	1,063
	13,472	13,340
Deferred income tax liability	(175,872)	(170,381)
Deferred mining tax liability - Peru	(18,912)	(19,282)
	(194,784)	(189,663)
Net deferred tax liability balance, end of period	$(181,312)	$(176,323)

(c)               Changes in deferred tax assets and liabilities:

	Three months ended
	March 31
	2012	2011
Net deferred tax (liability) asset balance, beginning of period	$(176,323)	$8,104
Deferred tax expense	(7,901)	(4,016)
OCI transactions (note 17)	—	(1,019)
Purchase price adjustment	—	(127,461)
Foreign currency translation on Hudbay Peru deferred tax liability	2,912	700
Net deferred tax liability balance, end of period	$(181,312)	$(123,692)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

(d)     Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Group’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

15.    Share capital

(a)     Preference shares:

Authorized:        Unlimited preference shares without par value

(b)     Common shares:

Authorized:        Unlimited common shares without par value

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2012		Dec. 31, 2011
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of period	171,937,665	$1,020,126	149,431,339	$642,161
Exercise of stock options	11,555	117	30,622	216
Share issue costs, net of tax	—	—	—	(239)
Issued - acquisition of Hudbay Peru	—	—	20,372,986	345,119
Issued - acquisition of non-controlling interest	—	—	2,102,718	32,869
Balance, end of period	171,949,220	$1,020,243	171,937,665	$1,020,126

The Company declared a semi-annual dividend of $0.10 per share on March 7, 2012. The dividend, which totaled $17,195, was paid on March 30, 2012 to shareholders of record as of March 20, 2012.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

16.    Earnings per share data

	Three months ended
	March 31
	2012	2011

Weighted average common shares outstanding	171,912,598	156,008,830
Plus net incremental shares from assumed conversions: - Stock options	393,499	770,229
Diluted weighted average common shares outstanding	172,306,097	156,779,059

The determination of the diluted weighted-average number of common shares - excludes 1,358,521 shares related to stock options that were anti-dilutive for the three months ended March 31, 2012 (three months ended March 31, 2011 - 374,079).

	Three months ended
	March 31
	2012	2011
Profit (loss) from continuing operations attributable to:
Owners of the Company	$9,124	$17,572
Non-controlling interests	(1,154)	(1,702)
	$7,970	$15,870

Loss from discontinued operations attributable to:
Owners of the Company	$—	$(779)
Non-controlling interests	—	(4)
	$—	$(783)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

17.    Other comprehensive income (loss) (“OCI”)

	Three months ended Mar. 31, 2012			Three months ended Mar. 31, 2011
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Foreign currency translation
Net exchange loss on translation of foreign operations	$(10,046)	$—	$(10,046)	$(10,744)	$—	$(10,744)
Available-for-sale
Change in fair value of available-for-sale investments	(6,213)	—	(6,213)	9,287	(1,171)	8,116
Transfer to income statements on impairment of investments	2,560	—	2,560	—	—	—
Transfer to income statements on sale of investments	—	—	—	(1,220)	152	(1,068)
	(3,653)	—	(3,653)	8,067	(1,019)	7,048
Cash flow hedges
Effective portion of change in fair value of cash flow hedges	(1,010)	270	(740)	1,990	(566)	1,424
Transfer to income statements as hedged transactions occurred	(657)	165	(492)	103	(44)	59
	(1,667)	435	(1,232)	2,093	(610)	1,483
Total OCI (loss)	$(15,366)	$435	$(14,931)	$(584)	$(1,629)	$(2,213)

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statements:

	2012	2011
Revenue (note 6a)	$657	$(103)
Other finance (gains) losses (note 6e)	(2,560)	1,220
Tax expense	(165)	(108)
	$(2,068)	$1,009

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

18.    Non-controlling interests

Prior to the disposition of the Fenix project on September 9, 2011, the Group owned 98.2% of Compañía Guatemalteca de Níquel (“CGN”). As a result of the disposition, the Group is no longer required to account for the related non-controlling interest.

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements.

In accordance with a joint venture agreement with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper deposit and the two claims immediately to the south. Hudbay has control over the project and accordingly consolidates the Reed copper project in its consolidated financial statements.

The Group acquired 90.5% of Hudbay Peru on March 1, 2011 and increased its ownership throughout 2011, resulting in a 100% ownership interest as at December 31, 2011.

		Back Forty	Reed Lake
	CGN	Project	Project	Hudbay Peru	Total

Balance, January 1, 2011	$1,129	$8,030	$263	$—	$9,422
Share of assets acquired	—	—	—	8,121	8,121
Share of OCI	—	63	—	—	63
Share of net (loss) income	(4)	(1,078)	(671)	47	(1,706)
Balance, March 31, 2011	1,125	7,015	(408)	8,168	15,900
Share of assets acquired	—	—	—	1,325	1,325
Acquisition of non-controlling interest	—	—	—	(9,469)	(9,469)
Disposition of subsidiary	2,385	—	—	—	2,385
Share of OCI	—	41	—	—	41
Share of net loss	(3,510)	(3,963)	(490)	(24)	(7,987)
Balance, December 31, 2011	—	3,093	(898)	—	2,195
Share of OCI	—	(92)	—	—	(92)
Share of net loss	—	(716)	(438)	—	(1,154)
Balance, March 31, 2012	$—	$2,285	$(1,336)	$—	$949

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

19.    Financial instruments

(a)     Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Mar. 31, 2012		Dec. 31, 2011
	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets
Loans and receivables
Cash and cash equivalents (1)	$770,704	$770,704	$899,077	$899,077
Restricted cash(1)	1,660	1,660	1,692	1,692
Trade and other receivables(1) (2)	80,309	80,309	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives(3)	2,000	2,000	(1,407)	(1,407)
Non-hedge derivative assets(3)	230	230	36	36
Investments at FVTPL(4)	3,057	3,057	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets(3)	1,426	1,426	3,076	3,076
Available-for-sale
Available-for-sale investments(4)	96,131	96,131	98,279	98,279
	955,517	955,517	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables(1) (2)	159,584	159,584	158,708	158,708
Other financial liabilities(5)	63,910	63,910	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives(3)	(72)	(72)	35	35
Non-hedge derivative liabilities(3)	1,012	1,012	1,159	1,159
Designated in cash flow hedges
Hedging derivative liabilities(3)	—	—	—	—
	224,434	224,434	159,902	159,902
Net financial assets	$731,083	$731,083	$876,332	$876,332

(1)   Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(2)   Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

(3)   Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

(4)   Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

(5)   This financial liability was recorded pursuant to agreements with communities near the Constancia project in Peru and was initially recognized in March 2012 at fair value determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate, and will be subsequently measured at amortized cost using the effective interest method.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•        Level 1:             Quoted prices in active markets for identical assets or liabilities;

•        Level 2:             Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•        Level 3:             Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$2,000	$—	$2,000
Non-hedge derivatives	—	230	—	230
Investments at FVTPL	—	3,057	—	3,057
Hedging derivatives	—	1,426	—	1,426
Available-for-sale investments	94,131	—	2,000	96,131
	94,131	6,713	2,000	102,844
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(72)	—	(72)
Non-hedge derivatives	—	1,012	—	1,012
	$—	$940	$—	$940

December 31, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(1,407)	$—	$(1,407)
Non-hedge zinc derivatives	—	36	—	36
Investments at FVTPL	—	2,090	—	2,090
Hedging derivatives	—	3,076	—	3,076
Available for sale investments	94,279	—	4,000	98,279
	94,279	3,795	4,000	102,074
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	35	—	35
Non-hedge derivatives	—	1,159	—	1,159
	$—	$1,194	$—	$1,194

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

(b)     Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed-price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At March 31, 2012, the Group held contracts for forward zinc purchases of 10,452 tonnes (December 31, 2011 - 8,011 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,763 to US$2,209 per tonne (December 31, 2011 - US$1,757 to US$2,209), and settlement dates extended out up to June 2012.

Cash flow hedging derivatives

In 2009, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts expire in July 2012. The risk management objective for these hedging relationships is to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. The effective portion of the change in fair value of cash flow hedging derivatives recognized in other comprehensive income is presented in note 17, and the ineffective portion recognized in other finance gains and losses in the income statements is presented in note 6e. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 17.

The following tables summarize the Group’s cash flow hedging derivatives, indicating the periods in which cash flows associated with the cash flow hedging derivatives are expected to occur:

		Weighted	Fair value of	Expected
		average	derivative	cash
March 31, 2012	Quantity	price	asset	flows

Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between 0 to 12 months	4,575	2,220	$968	$968

Foreign currency swaps - sell US$/buy C$
	C$	C$/US$
Maturing between 0 to 12 months	7,250	1.0668	$458	$458

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

		Weighted	Fair value of	Expected
		average	derivative	cash
December 31, 2011	Quantity	price	asset	flows

Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between 0 to 12 months	7,320	2,220	$2,564	$2,564

Foreign currency swaps - sell US$/buy C$
	C$	C$/US$
Maturing between 0 to 12 months	11,600	1.0668	$512	$512

(c)     Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At March 31, 2012, the Group’s net position consisted of contracts awaiting final pricing for sales of 11,230 tonnes of copper (three months ended March 31, 2011 - 8,480 tonnes), purchases of 3,184 tonnes of zinc (three months ended March 31, 2011 - 2,059 tonnes), sales of 20,185 ounces of gold (three months ended March 31, 2011 - 9,108 ounces) and sales of 174,184 ounces of silver (three months ended March 31, 2011 - 76,713 ounces).

20. Commitments and contingencies

As at March 31, 2012, the Group had outstanding capital commitments of approximately $102,500 related to its Lalor and Reed projects, of which approximately $19,742 cannot be terminated by the Group; and approximately US$124,198 related to its Constancia project, of which approximately US$37,525 cannot be terminated by the Group.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

21.    Supplementary cash flow information

(a)     Change in non-cash working capital:

	March 31
	2012	2011

Change in:
Trade and other receivables	$(50,864)	$22,985
Inventories	1,795	(9,788)
Prepaid expenses and other current assets	501	127
Trade and other payables	899	(24,162)
Change in taxes receivable/payable	(22,851)	(38,369)
	$(70,520)	$(49,207)

(b)     Non-cash transactions:

During the three months ended March 31, 2012, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•       In March 2012, the Group recognized property, plant and equipment of $63,910 and incurred a financial liability of the same amount related to two agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals.

•       Remeasurements of the Group’s provision for decommissioning liability as at March 31, 2012,  led to decreases in related assets of $4,414 primarily as a result of discount rate changes. For the three months ended March 31, 2011, such remeasurements led to decreases in property, plant and equipment of $5,066.

•       Property, plant and equipment included $20,532 of additions which were not yet paid as at March 31, 2012 (December 31, 2011 - $23,964). These purchases will be reflected in the statements of cash flows in the period payment is made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

22.    Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba revenue segment generates the Group’s revenues as it sells copper, zinc, gold, silver and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, Hudbay Chile, Hudbay Colombia and Hudbay Panama. The “Other Segment” includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Balmat mine suspended operations in August 2008. The Group previously disclosed HMI Nickel as a segment; however, upon selling the Fenix project in September 2011 (note 5), Hudbay reclassified these activities to loss from discontinued operations. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended March 31, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$187,038	$—	$—	$—	$187,038
Cost of sales - mine operating costs	112,453	—	—	—	112,453
Cost of sales - depreciation and amortization	18,835	—	—	—	18,835
Gross profit	55,750	—	—	—	55,750
Selling and administrative expenses	362	—	—	9,797	10,159
Exploration and evaluation	7,458	2,529	2,509	263	12,759
Other operating income	(85)	—	(4)	(108)	(197)
Other operating expense (income)	(92)	1,306	105	—	1,319
	$48,107	$(3,835)	$(2,610)	$(9,952)	$31,710
Finance income					(2,049)
Finance expenses					1,518
Other finance losses					7,662
Profit before tax					24,579
Tax expense					16,609
Profit from continuing operations					7,970
Loss from discontinued operations					—
Profit for the period					$7,970

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

March 31, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total

Total assets	$1,017,313	$811,984	$22,705	$635,393	$2,487,395
Total liabilities	424,728	236,754	20,916	13,446	695,844
Property, plant and equipment	618,540	672,939	19,443	5,822	1,316,744

Three months ended March 31, 2012

Additions to property, plant and equipment(1):	$57,913	$19,751	$—	$—	$77,664
Additions to other non-current assets (intangibles)	835	—	—	—	835

(1) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 21.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2012

Three months ended March 31, 2011

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total

Revenue from external customers	$177,345	$—	$—	$—	$177,345
Cost of sales - mine operating costs	94,871	—	—	—	94,871
Cost of sales - depreciation and amortization	24,450	—	—	—	24,450
Gross profit	58,024	—	—	—	58,024
Selling and administrative expenses	683	—	—	11,691	12,374
Exploration and evaluation	7,111	183	2,392	22	9,708
Other operating income	(312)	—	—	1	(311)
Other operating expense	1,128	549	560	—	2,237
	$49,414	$(732)	$(2,952)	$(11,714)	$34,016
Finance income					(2,331)
Finance expenses					1,542
Other finance losses					434
Profit before tax					34,371
Tax expense					18,501
Profit from continuing operations					15,870
Loss from discontinued operations					(783)
Profit for the period					$15,087

December 31, 2011

Total assets(1)	$1,011,146	$722,870	$23,040	$691,764	$2,448,820
Total liabilities(1)	436,659	154,903	20,864	21,036	633,462
Property, plant and equipment(1)	588,775	588,532	19,773	5,965	1,203,045

Three months ended March 31, 2011

Additions to property, plant and equipment(2):
- continuing operations	$38,646	$—	$175	$1,216	$40,037
- discontinued operations	—	—	3,768	—	3,768
Additions to other non-current assets (intangibles)	1,781	—	—	—	1,781

(1) Other includes amounts related to discontinued operations.

(2) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 21.